COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

1 May 2003


03050757

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

pp

D.A. WYLIE
COMPANY SECRETARY

dlw 5/27


COCA-COLA
CCA
AMATIL
SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH., D.C.
155
SECTION

ADDRESS

by

MR DAVID GONSKI, CHAIRMAN

to

ANNUAL GENERAL MEETING OF COCA-COLA AMATIL LTD

1 MAY 2003

CITY RECITAL HALL

SYDNEY, AUSTRALIA

* Please check on delivery

Board of Directors

Ladies and Gentlemen, I am pleased to stand before you again and report another excellent year for Coca-Cola Amatil.

Before I start the formal proceedings, I would like to introduce my fellow directors. *[each director to acknowledge as his or her name is called]*

(Slide – James Chestnut)

Commencing from my far left is James Chestnut. As the President, Pacific Rim, of The Coca-Cola Company, James offers CCA his experience of 30 years in international soft drink markets and in particular the Coca-Cola system and we are pleased to have his valuable insights.

(Slide – Wal King)

On James' right is Wal King. Wal has worked in the construction industry for 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings. He brings to the Board a wealth of knowledge and business acumen as a world class manager and he also has enormous experience in doing business in Asia where Leighton has substantial operations.

(Slide – Jillian Broadbent)

On Wal's right is Jillian Broadbent. She has a background in the banking industry and brings enormous expertise in finance and risk management to the Board. Jillian is Chairperson of our Audit, Risk & Compliance Committee.

Next is our company secretary, David Wylie.

(Slide – Terry Davis)

On David's right is Terry Davis our Managing Director. Since joining CCA in November 2001, Terry has displayed great vision and strong leadership skills and your Board has enormous confidence that you will continue to see tangible benefits from his appointment.

(Slide – Michael Ihein)

On his right is Mike Ihlein. Mike has held many senior finance positions in his 25 years with CCA and gained significant operating experience in Europe before his appointment in 1997 as CCA's Chief Financial Officer.

Next is Henry Schimberg, the other nominee of The Coca-Cola Company on the Board.

(Slide – Henry Schimberg)

Having had a 41-year career in the soft drink industry, Henry brings invaluable experience in the non-alcoholic ready-to-drink beverage market, internationally, to the Board.

(Slide – Mel Ward)

On Henry's right is Mel Ward. Mel was the Managing Director of Telecom Australia, at the time, one of Australia's largest businesses, before retiring in 1992 to become a Company Director. Mel, who has had a 42-year career in business, is Chairman of our Compensation Committee.

(Slide – David Gonski)

As your Chairman for the last two years I have sought to represent the interests of all shareholders and have initiated many corporate governance improvements. My background is that of solicitor turned corporate adviser.

2002 Results

(Slide – Financial Highlights for 2002)

As I have already stated, Coca-Cola Amatil had an excellent year in 2002. Net profit for the ongoing business, before significant items, was $205.5 million representing a growth of 20.1% from the previous year and an increase in return on capital employed of 1.2 percentage points to 8.8 percent.

Of significance is the continued strong free cash flow the business is generating. In 2002 free cash flow of $318.5 million, a 77% improvement over 2001, arose from improved trading and a lower

capital spending. In addition to the $318.5 million of free cash flow, CCA also generated $222.4 million of net cash from significant items. These strong cash flows were principally used to repay debt in 2002 with net debt to book equity falling by 16.6 percentage points to 46% at year end.

Reflecting CCA's expectation of continued strong earnings growth, the Board increased the final 2002 dividend to 10.5 cents, resulting in the 2002 dividends per share of 18.5 cents, up 32.1% from 2001. The final 2002 dividend was an increase of 50% over 2001. We have also announced an intention that future dividends will be declared based on a payout ratio of 60 to 70 percent of net profit. This dividend policy is not expected to impact on CCA's ability to pursue acquisition opportunities as they arise.

Management & Strategy

The Board is delighted with the progress that Terry Davis and his management team have made. The 20% increase in net profit for 2002 is a direct reflection of management's actions in delivering on our commitment to increase shareholder returns.

On behalf of the Board, I would like to thank CCA's 16,250 staff for the commitment and enthusiasm that they have displayed during 2002. Without that dedication we would not be standing here today delivering these excellent results.

(Slide – Strategy)

To continue to increase shareholder returns CCA's number one strategic priority is to become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

This recognises the importance of carbonated soft drinks to CCA but acknowledges that non-carbonated beverages are becoming more important with changing markets, customers and consumer tastes. Terry will provide more detail for you of how this strategic priority is being actioned in his presentation.

Corporate Governance

(Slide – Corporate Governance)

Corporate Governance continues to be a topic of much interest to shareholders, regulators and other stakeholders. You will be aware of the ASX Corporate Governance Council's recently guidelines "Principles of good corporate governance and best practice recommendations". I would like to assure shareholders that your Board already operates in the spirit of those recommendations and complies with most of the major recommendations.

CCA has made significant improvements to its governance practices. For example, the changes to the Audit, Risk & Compliance Committee, its new charter and the auditor independence charter are all policies

and procedures that we believe exceed the recommendations of the ASX Corporate Governance Council.

In accordance with the Council's guidelines, CCA will create a nomination committee comprising the four independent directors. This committee will be responsible for reviewing board succession plans, evaluating board performance and recommending on the appointment and removal of directors.

The guidelines also suggest a majority of the board should be independent directors. Today, your Board has 4 independent directors, Jillian Broadbent, Mel Ward, Wal King and myself, 2 executive directors and 2 directors nominated by The Coca-Cola Company. As Chairman, and an independent director, I have the casting vote in the event of a tied vote of directors and as a consequence the independent directors have a majority vote at board level.

CCA is in the process of reviewing all the recommendations of the ASX Corporate Governance Council and we will keep shareholders informed through CCA's website and we will, of course, formally report on practices and procedures in the 2003 Annual Report.

Equally as important as establishing the right policies and procedures, it is critical that the Board is effective and efficient, with each of its members utilising their abilities and experience for the benefit of the

company. CCA's current Directors have the appropriate mix of abilities and experience. The Board I believe is operating well but through the new nomination committee and its processes we will continue to monitor the Board performance to ensure that it serves the interests of all shareholders in the future.

In other governance matters...from 2003 onwards, the Board has determined not to issue further options to executives and will replace the existing executive option plan, which does not have any performance hurdles, with a Long Term Incentive Share Plan incorporating an appropriate total shareholder return hurdle. The details of that plan are set out in the Notice of Meeting, under resolution 3.

The Board plans to introduce the following new arrangements in respect of the remuneration of non-executive Directors from 2003 onwards.

The current arrangements for payment of retirement allowances to non-executive Directors by the Company have been terminated as at31 December 2002. Each non-executive Director's who have an accrued entitlement as at 31 December 2002 will have that entitlement fixed at that date and will be paid that amount when the non-executive Director ceases to be a Director of the Company. Recognising that the entitlement has been fixed but will not be received until retirement

from the Board, this entitlement will be indexed against the movement in Average Weekly Ordinary Time Earnings between 1 January 2003 and the date of payment of the entitlement to the non-executive Director.

As a consequence of the termination of the current retirement allowance arrangements, the Board intends to increase the annual base fee paid to non-executive directors to $100,000 and the Chairman's base fee to $300,000. Reflecting the greater workload for the Audit Risk & Compliance Committee the chairperson's fee has been increased by $2,500 and the member fee $3,000. These increases will still leave the aggregate remuneration paid to all non-executive Directors below the currently approved limit of $1,000,000 per annum.

To the extent required by law, contributions under the Superannuation Guarantee legislation will continue to be made on behalf of the non-executive Directors.

and finally, with effect from 1 July 2003 the fees payable to non-executive Directors will no longer be payable solely in cash. The Board intends to establish a non-executive Directors Share Plan and the non-executive Directors will receive a minimum of 25% of their fixed remuneration in the form of CCA ordinary shares. All shares will be acquired and held on behalf of the non-executive Directors by a trustee in accordance with the rules of the plan.

The Board has taken detailed advice on these new arrangements from external remuneration consultants and believes that they are consistent with best practice in corporate governance. These new arrangements will result in total emoluments for directors in 2003 being no more than the total emoluments in 2002.

Executive termination payments have also received considerable comment in recent times. CCA has four executives on service agreements, including your Managing Director, Terry Davis. These agreements have varying periods of duration and terms. The contingent liability note in the Annual Report details an $11.4 million liability for termination payments, which represents an estimate of the total amounts payable under those four service agreements. We have not detailed these payments by executive as the exact termination paid to any individual will vary due to the circumstances surrounding the termination and is ultimately a matter of negotiation at the time.

Community

Turning to our involvement in each of the communities we operate within. In each of the 6 countries in which we operate, CCA is a local business tied to the local community through employees, customers, consumers, neighbours and governments.

CCA is aware of how important our relationships with local communities are, particularly given current world and regional events. The annual report contains details of Coca-Cola Foundations' activities in Indonesia and Australia to encourage and develop young people. This short video gives you a better feel for the impact that these programs are having.

(Video – Community)

In addition to those activities, the Indonesian business recognises the need to strengthen the link between the local community and each of our 10 plants. They are running programs involving the provision of financial support, at the local level, in the areas of education, health, local special events, charity and social infrastructure.

One particularly exciting program, which will be trialed in Jakarta this year, is a program aimed at improving the quality of life for poor families who run their own business. Our local employees will do this through the provision of short-term business loans, mentoring and vocational training. The objective of the program is to help strengthen and sustainably grow those small businesses and, in the process, develop community solidarity and improve our business's relations with community leaders.

Conclusion

In conclusion, as I said earlier, whilst 2002 created a strong platform for growth, your Board and management recognise the need to continue to increase shareholder returns. CCA is becoming a broader based beverage company and the Board is mindful of its obligations as ultimately being responsible for managing CCA's business and affairs to the highest standards of corporate governance and business conduct.

Ladies and gentlemen, I now invite Terry Davis to speak to you about CCA's progress in growing and broadening its business in non-alcoholic ready-to-drink beverages.


COCA-COLA CCA AMATIL
COCA-COLA CCA AMATIL
1 May 2003


COCA-COLA CCA AMATIL
COCA-COLA CCA AMATIL
Hype Tape
1 May 2003


COCA-COLA AMATIL
Directors
James E Chestnut *
Non-Executive Director - Age 52.
Rejoined Board - December 2001
Member of Audit, Risk &
Compliance Committee.
Background: President, PacificRim,
of The Coca-Cola Company with
more than 30 years experience in
international soft drink markets.
* Nominee of The Coca-Cola Company
1 May 2003


COCA-COLA AMATIL
Directors
Wal M King AM
Non-Executive Director - Age 58.
Joined Board - February 2002
Member of Related Party Committee.
Background: Chief Executive Officer
of Leighton Holdings Ltd, with 35
years in the construction industry and
extensive experience in Asia.
1 May 2003


Coca-Cola Amatil
Directors
Jillian R Broadbent
Non Executive Director : Age 54.
Joined Board - February 1999
Chairperson of Audit, Risk & Compliance Committee, member of Remuneration Committee and Related Party Committee.
Background: International banking (Bankers Trust Australia) - risk management and derivatives.
1 May 2003


Coca-Cola Amatil
Directors
Terry J Davis
Managing Director : Age 45.
Appointed Managing Director - November 2001
Member of Compensation Committee.
Background: Joined CCA in November 2001 after 14 years in the global wine industry (ex Managing Director of Beringer Blass).
1 May 2003


Coca-Cola CCA Amatil
Directors
Michael F Ihlein
Chief Financial Officer - Age 47.
Appointed Chief Financial Officer - February 1997.
Background: 25 years in CCA and Managing Director CCA Poland immediately prior to appointment as CFO.
1 May 2003


Coca-Cola CCA Amatil
Directors
Henry A Schimberg *
Non-Executive Director - Age 70.
Joined Board - February 2000.
Member of Compensation Committee.
Background: 41 year career in the soft drink industry (ex-President and Chief Executive Officer of Coca-Cola Enterprises).
* Nominee of The Coca-Cola Company
1 May 2003


Coca-Cola Amatil
Directors
Mel K Ward, AO
Non-Executive Director - Age 61.
Joined Board - February 1999
Chairperson of Compensation Committee, member of Audit, Risk & Compliance Committee and Related Party Committee.
Background: Company Director after retiring as Managing Director of Telecom Australia.
1 May 2003


Coca-Cola Amatil
Directors
David M Gonski, AO
Chairman - Age 49.
Joined Board - October 1997
Chairperson of Related Party Committee.
Background: Solicitor for 10 years & Corporate Adviser in the firm of Wentworth Associates, now part of the Investec group.
1 May 2003

COCA-COLA AMATIL

Financial Highlights – Full Year 2002

ONGOING BUSINESS	2002 $M	Change (02/01) %
Net Profit, before significant items	205.5	+20.1
Significant items	4.0	
Net Profit	209.5	+22.4
Earnings Per Share, before significant items	29.8c	+17.8
Return On Capital Employed	8.8%	+1.2 pts
Free Cash Flow, before significant items	318.5	+76.6
Dividends Per Share	18.5c	+32.1

1 May 2003


COCA-COLA AMATIL

2003 Priority - Continue to Increase Return on Capital Employed

- CCA - the leading supplier of non-alcoholic carbonated beverages in our markets
- **Goal - to be the supplier of choice for all customers for carbonated and non-carbonated beverages**

1 May 2003


COCA-COLA AMATIL

Significant Improvements in CCA's Corporate Governance

- ASX Corporate Governance Council's guidelines
  - CCA already complies with majority of recommendations
  - Nomination committee to be created
  - CCA's Board serves interests of all shareholders
- Executive options replaced with share plan incorporating TSR hurdle
- Remuneration of non-executive Directors
- Executive termination payments

1 May 2003




COCA-COLA
CCA
AMATIL


SEC MAIL PROCESSING
RECEIVED
MAY 16 2003
WASH. D.C. SECTION
155

ADDRESS

by

MR TERRY DAVIS, MANAGING DIRECTOR

to

ANNUAL GENERAL MEETING OF

COCA-COLA AMATIL LTD

1 May 2003

CITY RECITAL HALL

SYDNEY, AUSTRALIA

*** Please check on delivery**

Thank you Chairman.

Good morning fellow shareholders and thank you for attending today's meeting.

In the first 18 months of leading the CCA business I am very pleased with the progress that has been made in reshaping your company.

Given the difficult trading conditions in Indonesia, PNG and the beginnings of a slowdown in South Korea after the Soccer World Cup, the substantial improvement in 2002 is testimony to how the business has been re-energised.

The core business has been materially strengthened through new product innovation, our relationship with The Coca-Cola Company has further improved and the strong financial position of the company gives us confidence about our ability to continue to deliver on the commitment we have made to increase shareholder returns. Our objective is to make Coca-Cola Amatil the pre-eminent beverage company in Australia.

CCA is already the leading and preferred supplier of carbonated beverages in each of our six markets but we believe that in order to continue the growth momentum and develop and strengthen our relationship with key customers we must be more than that.

Simply put our Number 1 strategic priority is to become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

But before expanding on this direction I will provide an overview of the 2002 result.

(Slide – Financial Highlights)

Results - 2002

As you have heard from the Chairman, the results in 2002 delivered on our commitment to increase shareholder returns.

- In 2002 we materially reduced the cost of doing business by reducing expenses across the board.
- We generated strong revenue growth on over $200m less capital employed.

- We increased net profit by 20.1% and earnings per share increased by 17.8%, and
- We improved the average return on capital employed by 1.2 percentage points.

This net profit growth in 2002 was the highest percentage growth rate for [x] years.

In fact, 2002 can be viewed in two halves... in the first half, we focused on reducing the cost of doing business. This resulted in:

(Slide – Lower Cost of Doing Business)

- $238 million received from the sale of surplus properties in South Korea and the sale of the PET manufacturing operations in Australia and New Zealand;
- annualised cost savings of $30 million were actioned, with over $10 million of these savings realised in the 2002 result;
- a 6% overall workforce reduction down to 16,250 staff; and

– we exited from a number of unprofitable programs and products that did not generate adequate returns. This action to reduce low margin activities and focus on profitable revenue generation is essential if we are to be successful in selectively expanding our portfolio of non-carbonated beverages.

(Slide – Product Innovation)

In the second half of 2002, product innovation, particularly Vanilla Coke and diet Coke with lemon in Australia and New Zealand, and strong marketing campaigns helped to increase revenue growth to 8% over the corresponding period in 2001.

Turning to the individual country performances.

(Slide – Australia)

Australia

In Australia, the business reported an EBIT of $317 million. This represented just under 10% growth and was achieved through launching new products, stronger cost control and

continued focus on enhancement of key customer relationships.

The 6% improvement in revenue, in 2002, was driven by strong growth in our water brands and the outstanding success of Vanilla Coke and diet Coke with lemon.

AC Nielsen research has identified that Vanilla Coke had one of the fastest acceptances of any consumer product ever launched in Australia.

To give some indication how much the Australian business has changed, in 2001, CCA manufactured and supplied products in five beverage segments...today we actively compete in 10. This broadening of our beverage portfolio, through both new products and acquisitions, is a key priority to grow our share of Australia's non-carbonated beverages from the 10% level recorded in 2002.

(Slide – Oceania)

Oceania

High levels of innovation in the sales and marketing programs delivered an outstanding result in New Zealand for 2002. This market was the main contributor to the excellent 12% increase in revenue and 24% EBIT growth recorded by Oceania.

The acquisition of Rio Beverages in New Zealand, completed in November 2002, has given CCA access to a very strong juice brand as well as a number of other appealing non-carbonated beverages. Early integration of this business has been encouraging and will be a key focus in 2003.

(Slide – South Korea)

South Korea

Turning to South Korea...South Korea recorded another outstanding results in 2002, with EBIT up 76%. This came from continued cost reduction initiatives, improved asset utilisation and further new product launches.

The substantial improvement in EBIT margins in South Korea, from 4.2% to 7.4%, came from a focus on profitable volume growth.

The second half of 2002 was impacted by a decline in consumer confidence after the World Cup, which has continued into 2003.

(Slide – Indonesia)

Indonesia

In 2002, the Indonesian business experienced a difficult year due to low consumer confidence, resulting in an $18 million decline in full year EBIT to $21.4 million. As a consequence of the challenging economy, we focused on improving our pricing in order to establish a sustainable margin structure in the business. Revenue per case sold increased by 17.1%.

Notwithstanding the current challenges, this business still has clear medium to long term potential as the Indonesian per capita consumption is only 10 litres of non-alcoholic ready-to-drink beverages per year across three main

beverages categories...carbonated soft drinks, bottled water and ready-to-drink tea. CCA is the clear market leader in the carbonated segment but we believe this will not be sufficient if we are to develop a stronger business in Indonesia.

The launch of 'Frestea' in June 2002 was CCA's first major initiative in the ready-to-drink tea segment and is progressively gaining consumer acceptance...it is already the No. 2 RTD Tea in Indonesia.

(Slide – 2003 Priority...)

Corporate Strategy

Turning to a progress report on our strategy development for 2003.

We continue to recognise the need to increase shareholder returns.

As I have said earlier, the number one strategic priority for CCA is to become the supplier of choice for all customers for both carbonated and non-carbonated beverages.

Customers and consumer tastes are changing rapidly and we are adapting to these changes by moving from being a primarily carbonated soft drink business to a broader-based beverage business.

However, with 80% of our revenues from the core brands of 'Coca-Cola', 'diet Coke', 'Sprite' and 'Fanta', these brands must continue to grow to enable us to achieve our goals. There will be further core brand extensions in 2003 and we will be utilising some highly innovative sales and marketing campaigns to leverage the Rugby World Cup in October and November as the official softdrink and sports water supplier. Our core brands of diet Coke and Fanta will each have major package initiatives in the first half.

We also have materially increased our investment in cold drink coolers in Australia to take full advantage of the increased number of product offerings we are now able to bring to our 80,000 strong customer base.

(Slide – non-alcoholic beverages)

Despite growing an impressive 30% in 2002, non-carbonated products still only account for 11% of CCA's total volume.

To become a broader-based beverage company we shall rapidly grow our share of non-carbonated beverages, in the following areas:

- the water and lifestyle beverages segments in Australia and New Zealand; and
- juice and juice related drinks in Australia, New Zealand and South Korea.

We also see some merit in the flavoured milk and drinking yogurt markets in Australia and South Korea.

Depending on the individual circumstances, this increased activity in non-carbonated brands will come from a combination of organic growth and acquisitions. Of the 18 new products launched in 2002 almost two-thirds were to broaden our existing beverage portfolio…compared to five in 2001.

(Slide – Neverfail)

As you will be aware CCA has announced a takeover offer for Neverfail, a leading Australian water business specialising in the home and office delivery ("HOD") market. The offer of $2.25 per Neverfail share values the business at $280 million, which we believe is value enhancing for CCA and Neverfail shareholders.

With water being one of the largest and fastest growing beverages in Australia, the acquisition would represent an important step in increasing our non-carbonated business. Neverfail will complement our existing packaged water business and doubles our annual water volume in Australia. Additionally, we will look to extend the "Neverfail" brands to CCA's retail customer base, particularly in major foodstores, convenience and petroleum outlets.

CCA and The Coca-Cola Company have entered into discussions for TCCC, should CCA be successful in acquiring 100% of Neverfail, to acquire the trademarks of Neverfail. While discussions are yet to be finalised and are

subject to TCCC Board approval, CCA expects TCCC's purchase price for the trademarks to be no more than $45 million.

Your company currently owns 14.99 percent of Neverfail, being the maximum level we were able to go to without FIRB approval, and we expect the offer to close in mid June.

(Slide – Strong Balance Sheet)

Strong Balance Sheet

Turning to the balance sheet.

The Company ended 2002 with a very strong balance sheet with a ratio of net debt to book equity nearly 17 percentage points lower at 46%. The lower gearing was achieved through the strong free cash flow of $318 million. This free cash flow came about from tighter capital management (capital spend to revenue was 1.9 percentage points lower at 2.8%) and the much improved trading results.

With over $3 billion of investments in Coca-Cola bottler's agreements this is the largest asset on the balance sheet and

it reflects the long and ongoing relationship your Company has with The Coca-Cola Company.

We have sought to more fully explain that relationship in page 9 of this year's Annual Report. The carrying value of these assets is subject to rigorous assessment, each year as is required under Australian Accounting Standards.

The primary method used in determining the recoverable amount is a 15-year discounted cash flow prepared using individual country's cash flows and CCA's relevant weighted average cost of capital for each country. The small increase in this asset for 2002 represented value attributable to the two bolt-on acquisitions and foreign currency translation adjustments.

(Slide – Tax Audit)

As we have previously declared, on 27 February 2003, the Australian Taxation Office advised CCA that it intends issuing an amended assessment relating to a transaction that was part of the June 1998 demerger of the European businesses. At this time, the amended assessment has not

been issued, however the ATO have confirmed that if the assessment is issued, the primary tax liability will amount to $49.2 million to which would be added any interest and penalties.

CCA continues to believe that its tax treatment of the transaction is correct and if the amended assessment is issued, we will pursue all avenues of objection and appeal.

Financial Targets & Current Trading Environment

As it was in 2002, the priority for management in 2003 is to continue the focus on increasing total shareholder returns. The global Coca-Cola System is putting substantial resources into improving the returns made by CCA and other bottlers within the system. In the last 12 months, the level of co-operation with The Coca-Cola Company and other bottlers has progressed enormously and tangible gains have already been made in IT, Procurement, package and brand innovation and global best practice development.

I would expect further gains to be made in 2003 as we firmly believe that The Coca-Cola Company remains

committed to delivering on its stated position that its bottling partners must be able to reach and exceed their cost of capital.

(Slide – Current Trading)

Turning to the current trading and outlook.

With the exception of Australia and New Zealand, which account for 80% of our revenues, trading conditions in the first four months have generally been tougher.

In Australia, whilst our main CSD competitor has been more price aggressive and we have responded appropriately, the Australian business has recorded double digit EBIT growth and a strong improvement in the EBIT margin for the first four months of the year. The strong result is due to revenue per case improvements and lower cost of raw materials and reduced operating costs.

Oceania continues to outperform with strong volume, revenue and EBIT growth, led by New Zealand. The New Zealand business has had strong core brand sales as well as benefiting from the Rio acquisition.

In South Korea, the decline in consumer confidence has continued and this has adversely impacted sales. In response to lower economic growth, the major hypermarkets are currently undertaking, and funding, heavy discounting on a number of brands, including ours.

We have also implemented a new approach to the wholesale channel in South Korea to remove the historical practice of month-end trade load of inventory at higher discount levels. This has led to a reduction in inventory levels in wholesalers and is expected to result in improved overall pricing, in the medium term, and better production and logistics workflow, but will have a one-off adverse volume impact in the first half.

The impact of these changes on the first half 2003 results will be a decline in volume. On a local currency basis, we also now expect EBIT to be below the prior comparable period.

Notwithstanding the work that still needs to be done, we continue to expect double-digit EBIT growth from South Korea in the second half of 2003 as a consequence of the initiatives already in place such as the early retirement plans, new products (like Cherry Coke), lowering of raw material costs, further reductions in workforce numbers and lower indirect cost savings.

Moving on to Indonesia....as we anticipated, the January 2003 price increase has adversely impacted volume but we remain committed to improving the margin in that business, so that when economic conditions do improve we have a better structured business. Year-to-date revenue per case has increased by approximately 11% versus prior year.

The strong performance in Australia and New Zealand is expected to offset the weakness in South Korea and Indonesia. We, therefore, expect that the first half 2003 net profit will be consistent with our previous full year guidance of 10% to 15% growth.

(Slide – Financial Targets)

In respect of the full year.

With only four months of the year completed, we remain confident that the programs and strategies that are in place can deliver on the 2003 annual earnings targets. As you would recall, these targets, established in December 2001, of 10% - 15% net profit growth and 12% - 15% earnings per share growth are a marked increase on historical performance.

There is also no change in our expectations that capital spending to revenue ratio in 2003 will be within the 5% to 6% annual target, with the major emphasis being on investment in revenue generating assets such as cold drink coolers.

Conclusion

In conclusion, 2002 was a year of driving costs out of the business and increasing innovation and creativity across the Company. The outstanding results in 2002 are a direct

reflection of the level of urgency and commitment shown by all our staff to improve shareholder returns.

The momentum established will also enable us to progressively realise on our objective of becoming the supplier of choice for all customers for both carbonated and non-carbonated beverages.

We do this with the knowledge that the global Coca-Cola system is being reinvigorated and notwithstanding the challenges in front of us, many of which are outside of our control. We continue to be excited and confident about the many opportunities that are available to us within each of our markets.

Thank you. I will now hand back to the Chairman.


COCA-COLA CCA AMATIL
COCA-COLA CCA AMATIL
1 May 2003

COCA-COLA CCA AMATIL

Financial Highlights – Full Year 2002

ONGOING BUSINESS	2002 $M	Change (02/01) %
Net Profit, before significant items	205.5	+20.1
Significant items	4.0	
Net Profit	209.5	+22.4
Earnings Per Share, before significant items	29.8c	+17.8
Return on Capital Employed	8.8%	+1.2 pts
Free Cash Flow, before significant items	318.5	+76.6
Dividends per Share	18.5c	+32.1

1 May 2003


COCA-COLA CCA AMATIL

Cost of Doing Business Lowered in 2002

- $238 million received from sale of surplus properties
- $30 million of annualised cost savings ($10m realised in 2002)
- 6% workforce reduction across CCA
- Exited from a number of unprofitable programs and products

1 May 2003


COCA-COLA CCA AMATIL
Rapid Increase in Product Innovation in 2002
Australia
Diet Coke
Winnie the Pooh
juice drink
Nestea
COOL
DEEP SPRING
Frutonic
South Korea
Oceania
aquana
Indonesia
AQUARIUS
1 May 2003

COCA-COLA AMATIL

Australia – Full year 2002

Revenue	up 6.1%
EBIT	up 9.7%
EBIT margin	17.8%
Capex/Revenue	1.7%
Employees	2,980

1 May 2003


COCA-COLA AMATIL
Oceania – Full year 2002
Revenue up 12.0%
EBIT up 24.2%
EBIT margin 15.9%
Capex/Revenue 3.7%
Employees 1,890
1 May 2003


Coca-Cola Amatil
South Korea – Full year 2002
Revenue down 0.8%
EBIT up 75.6%
EBIT margin 7.4%
Capex/Revenue 1.6%
Employees 2,611
1 May 2003

Coca-Cola Amatil

Indonesia – Full year 2002

Revenue	up 6.1%
EBIT	down 46.0%
EBIT margin	5.1%
Capex/Revenue	8.8%
Employees	8,769

1 May 2003

COCA-COLA  AMATIL

2003 Priority - Continue to Increase Return on Capital Employed

- CCA is currently the leading supplier of non-alcoholic carbonated beverages in each of our markets
- **Our goal is to be the supplier of choice for all customers for carbonated and non-carbonated beverages**

1 May 2003

COCA-COLA AMATIL

Non-Alcoholic Beverages - profile by market

AUSTRALIA

Non-CSD's

CCA's share of non-CSD's 10%

SOUTH KOREA

Non-CSD's 64%

CCA's share of non-CSD's 5%

NEW ZEALAND

Non-CSD's 34%

CCA's share of non-CSD's 24%

INDONESIA

9% Other

11% RTD Tea

61% Water

CCA's share of RTD Tea 5%

1 May 2003

CSD's - Carbonated Soft Drinks
Non-CSD's - Non-Carbonated Soft Drinks


Coca-Cola Amatil

CCA's Offer to Neverfail shareholders

- CCA's cash offer to Neverfail shareholders is

Offer price per share	**$2.25**
Offer equity value (Ordinary shares of 95.2 m*)	$214.2m
Net debt @ 31 Dec 2002	$65.7m
Offer enterprise value	$279.9m

- This represents 20.6 times Neverfail's net profit after tax (pre goodwill amortisation) for year ended 30 June 2002
- CCA holds 14.99% of Neverfail's shares (a strategic investment)

* Not diluted for 4.5 million options outstanding as at 31 December 2002

1 May 2003


Coca-Cola Amatil

Tax Audit

- 27 February 2003 - ATO advised CCA of intention to issue amended assessment for 1998 tax year
- Amended assessment not yet issued
- Primary tax liability - $49.2 million
- CCA seeking remission of any penalties and interest that may be imposed
- CCA believes tax treatment is correct and will pursue all avenues of objection and appeal

1 May 2003


Coca-Cola Amatil

Balance Sheet Strengthened in 2002

- Net debt to book equity - 46% (↓17 pts)
- Strong free cash flow - $318 million (↑77%)
- Tighter capital - 2.8% of revenue (↓ 1.9 pts)

1 May 2003


Coca-Cola Amatil

Investment in Bottlers' Agreements

- Over $3 billion and largest asset on balance sheet
- Reflects the long and ongoing relationship CCA has with The Coca-Cola Company
- Valued with 15-year discounted cash flow using individual country's cash flows and WACC for each country

1 May 2003


COCA-COLA AMATIL

2003 Current Trading - Australia and NZ offsetting tougher Asian trading

- **Australia** - double digit EBIT growth for 4mths to Apr'03
- **Oceania** - strong NZ trading continuing
- **South Korea** - softening consumer confidence & expect H1'03 volume and EBIT below last year
- **Indonesia** - Jan'03 price increase adversely impacting volume and EBIT

- **Expected H1'03 net profit growth of 10% to 15%**

1 May 2003


COCA-COLA AMATIL

2003 Full Year Outlook

- Priority - continue to increase total shareholder returns

- **2003 full year earnings targets achievable**
  - **10% to 15% net profit growth**
  - **12% to 15% EPS growth**

1 May 2003